UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Reading International, Inc.

(Name of Issuer)

Class B Voting Common Stock

(Title of Class of Securities)

755408200

(CUSIP Number)

October 12, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jonathan M. Glaser

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 183,043
7. Sole Dispositive Power 0
8. Shared Dispositive Power 183,043

9. Aggregate Amount Beneficially Owned by Each Reporting Person 183,043

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.1%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Daniel Albert David

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 183,043
7. Sole Dispositive Power 0
8. Shared Dispositive Power 183,043

9. Aggregate Amount Beneficially Owned by Each Reporting Person 183,043

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.1%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Roger Richter

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,660
6. Shared Voting Power 183,043
7. Sole Dispositive Power 2,660
8. Shared Dispositive Power 183,043

9. Aggregate Amount Beneficially Owned by Each Reporting Person 185,703

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.2%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pacific Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 183,043
7. Sole Dispositive Power 0
8. Shared Dispositive Power 183,043

9. Aggregate Amount Beneficially Owned by Each Reporting Person 183,043

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.1%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pacific Assets Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 183,043
7. Sole Dispositive Power 0
8. Shared Dispositive Power 183,043

9. Aggregate Amount Beneficially Owned by Each Reporting Person 183,043

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.1%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JMG Triton Offshore Fund, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 183,043
7. Sole Dispositive Power 0
8. Shared Dispositive Power 183,043

9. Aggregate Amount Beneficially Owned by Each Reporting Person 183,043

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.1%

12. Type of Reporting Person (See Instructions) CO

Item 1.

(a) Name of Issuer

Reading International, Inc.

(b) Address of Issuer's Principal Executive Offices

550 South Hope Street, Suite 1825, Los Angeles, CA 90025

Item 2.

(a) The names of the persons filing this statement are:

Jonathan M. Glaser

Daniel Albert David

Roger Richter

Pacific Capital Management, Inc. ("PCM")

Pacific Assets Management, LLC ("PAM")

JMG Triton Offshore Fund, Ltd. (the "Fund")
(collectively, the "Filers").

(b) The principal business office of the Filers other than the Fund is located at:

11601 Wilshire Blvd., Suite 2180, Los Angeles, CA 90025

The principal business office of the Fund is:

Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of Class B Voting Common Stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 755408200

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). (As to PAM).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (As to PCM, Mr. Glaser, Mr. David and Mr. Richter).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ X ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J). (As to PCM, PAM, Mr. Glaser, Mr. David and Mr. Richter).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAM is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than the holdings of the Fund, are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

PCM, PAM, Mr. Glaser, Mr. David and Mr. Richter constitute a group as defined in Rule 13d-5(b)(1), but are not members of a group with any other person. PAM is a registered investment adviser. PCM is a member of PAM. Mr. Glaser, Mr. David and Mr. Richter are the control persons of PCM and PAM. The Fund is filing this Schedule 13G jointly with the other Filers, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of the Fund should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification of PCM, PAM, Mr. Glaser, Mr. David and Mr. Richter:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of the Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November __, 2004

PACIFIC CAPITAL MANAGEMENT, INC. By: /s/ Jonathan M. Glaser, Vice President	PACIFIC ASSETS MANAGEMENT, LLC By: /s/ Jonathan M. Glaser, Member Manager
/s/ Jonathan M. Glaser	/s/ Daniel Albert David
/s/ Roger Richter
JMG TRITON OFFSHORE FUND, LTD. By: Pacific Assets Management, LLC Attorney-in-fact By: /s/ Jonathan M. Glaser, Member Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Pacific Assets Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED: November ___, 2004

PACIFIC CAPITAL MANAGEMENT, INC. By: /s/ Jonathan M. Glaser, Vice President	PACIFIC ASSETS MANAGEMENT, LLC By: /s/ Jonathan M. Glaser, Member Manager

/s/ Jonathan M. Glaser	/s/ Daniel Albert David
/s/ Roger Richter